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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NETBANK, INC.
Full Name of Registrant

Former Name if Applicable

11475 Great Oaks Way, Suite 100
Address of Principal Executive Office (Street and Number)

Alpharetta, Georgia 30022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced by NetBank, Inc. (the “Company”) in its monthly statistical report published, and attached as Exhibit 99 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”), on October 25, 2005, the Company became aware of certain conforming mortgage loans that appear to have underwriting and appraisal issues (the “Loans”).  The Company also became aware that certain misrepresentations may have been made by one or more of the parties involved in the sale of the underlying properties.  The Loans were originated by the Company and were sold to third party investors.  The Company’s investigation of the facts and circumstances surrounding the Loans is continuing.  Due to the timing involved with the investigation, without unreasonable effort or expense, the Company is unable, within the prescribed due date for the filing of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (the “10-Q”), to complete the process of determining an appropriate reserve for the Loans in compliance with generally accepted accounting principles and complete its normal quality control processes with respect to the 10-Q prior to filing with the SEC.  The Company expects to finalize and file with the SEC the 10-Q no later than the fifth calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Steven F. Herbert	770	343-6006
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company expects the results of operations for the three and nine month periods ended September 30, 2005 to be lower due to 1) flattening of the yield curve which reduces net interest earned on interest-earning assets held-for-sale and held-for investment 2) depressed gain on sale margins within the financial intermediary segment resulting from competitive conditions, 3) continued high volume of repurchase losses related to representation and warranties on loans sold , and 4) a special provision related to certain conforming loans previously sold to investors.

NETBANK, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2005	By	/s/ Steven F. Herbert, Chief Finance Executive

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).